[LOGO OMITTED]

2004
FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

                             Fourth quarter                    Fourth quarter
                        ------------------------               --------------
                         2004     2003    % Var.                2004     2003
-----------------------------------------------------------------------------
Net sales               2,002    1,787       12%               % of Net Sales
-----------------------------------------------------------------------------
Gross profit              863      757       14%               43.1%    42.4%
-----------------------------------------------------------------------------
Operating income          414      342       21%               20.7%    19.1%
-----------------------------------------------------------------------------
Majority net income       334       91      266%               16.7%     5.1%
-----------------------------------------------------------------------------
EBITDA                    582      509       14%               29.1%    28.5%
-----------------------------------------------------------------------------
Free cash flow            200      247      (19%)              10.0%    13.8%
-----------------------------------------------------------------------------


------------------------------------------------
Net debt                5,588    5,641       (1%)
------------------------------------------------
Net debt/EBITDA           2.2      2.7
------------------------------------------------
Interest coverage         6.8      5.3
------------------------------------------------
Quarterly earnings
  per ADR                0.99     0.28      250%
------------------------------------------------
Average ADRs
  outstanding           339.2    323.9        5%
------------------------------------------------

================================================================================
In millions of US dollars, except ratios and per-ADR amounts.
Average ADRs outstanding are presented in millions of ADRs.


Consolidated net sales grew to US$2,002 million, representing an increase of 12% over those of fourth quarter 2003, due to higher cement and ready-mix volumes in most of our markets, continued price recovery, incremental sales of our multiproduct strategy, and a stronger Mexican peso and euro during the quarter. The housing sector remained strong in our major markets, as did infrastructure spending. The United States and Spain benefited from better-than-expected December weather, which contributed to higher construction activity.

Cost of goods sold as a percentage of net sales decreased 0.7 percentage points versus fourth quarter 2003 and for the full year decreased 1.37 percentage points versus 2003. Higher energy costs were more than offset by higher volumes and average prices in most of our markets.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales during the quarter decreased 0.85 percentage points versus fourth quarter 2003 and in 2004 decreased 1.04 percentage points versus 2003. Transportation costs increased throughout our markets during the year as a result of higher worldwide energy costs. However, our ongoing cost-reduction initiatives put in place in the past years have produced significant savings at the corporate and operating levels, which have offset these higher costs.

EBITDA reached US$582 million, representing an increase of 14% over that of fourth quarter 2003. Our consolidated EBITDA margin in the fourth quarter increased 0.6 percentage points to 29.1% from 28.5% in the same period of 2003. These increases are due to the continued recovery in cement prices, higher cement and ready-mix volumes, lower costs of goods sold as a percentage of sales despite higher energy costs per metric ton, and the stronger Mexican peso and euro.

Foreign-exchange gain (loss) for the quarter was a gain of US$38 million versus a loss of US$29 million in fourth quarter 2003. The gain was due mainly to the appreciation of the Mexican peso against the US dollar during the quarter.

Majority net income for the quarter rose 266%, to US$334 million from US$91 million in fourth quarter 2003. Majority net income for the year increased 108%, to US$1,307 million from US$629 million in 2003. The increase in 2004 is due to strong operating performance, a significantly lower foreign-exchange loss, and gains resulting from our derivative positions.

Net debt at the end of the year was US$5,588 million, 1% lower than at the end of 2003. During the quarter we drew approximately US$800 million from the acquisition facilities for RMC to purchase 50 million shares of RMC. Despite the stable level of indebtedness, the net-debt-to-EBITDA ratio decreased to
2.2 times from 2.7 times at the end of 2003, and interest coverage reached 6.8 times, compared with 5.3 times twelve months ago.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 1
US dollar translation methodology, and other important disclosures.

EBITDA and Free Cash Flow(1)                                      [LOGO OMITTED]
--------------------------------------------------------------------------------

                                                   Fourth quarter                January - December
                                                ---------------------        --------------------------
                                                2004    2003   % Var.         2004       2003    % Var.
-------------------------------------------------------------------------------------------------------
Operating income                                 414     342      22%        1,852      1,455       27%
-------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization        168     167                   686        653
-------------------------------------------------------------------------------------------------------
EBITDA                                           582     509      14%        2,538      2,108       20%
-------------------------------------------------------------------------------------------------------
- Net financial expense                           92      91                   349        364
-------------------------------------------------------------------------------------------------------
- Capital expenditures                           192     132                   434        393
-------------------------------------------------------------------------------------------------------
- Change in working capital                       18       8                    86         61
-------------------------------------------------------------------------------------------------------
- Taxes paid                                      71      16                   139         73
-------------------------------------------------------------------------------------------------------
- Preferred dividend payments(2)                   0     (2)                     0         19
-------------------------------------------------------------------------------------------------------
- Other cash items (net)                           9      17                    52         55
-------------------------------------------------------------------------------------------------------
Free cash flow                                   200     247     (19%)       1,478      1,143       29%
-------------------------------------------------------------------------------------------------------

In millions of US dollars.


During the quarter, US$200 million of free cash flow plus approximately US$800 million drawn from our acquisition facilities for RMC were used as follows:
US$786 million to acquire 50 million shares of RMC; US$51 million to acquire minorities in CEMEX Asia Holdings; US$38 million for the premium paid to early repurchase our 2006 and 2009 notes in October; US$19 million for the settlement of the appreciation warrants, which expired in December; US$33 million in fees and expenses related to the acquisition of RMC; US$15 million in interest payments in excess of accrued interest; and for other investments.


Debt-Related Information
==============================================================================================================================

                                  Fourth quarter        Third quarter                                           Fourth quarter
                              ----------------------    -------------                                           --------------
                               2004     2003  % Var.         2004                                                2004    2003
---------------------------------------------------------------------           ----------------------------------------------
Total debt(2)                 5,931    5,866      1%        5,730
--------------------------------------------------------------------            Currency denomination
     Short-term                 18%      23%                  23%
--------------------------------------------------------------------            ----------------------------------------------
     Long-term                  82%      77%                  77%               US dollar                         56%     68%
--------------------------------------------------------------------            ----------------------------------------------
Equity obligations(2)             0       66                    0               Yen                               15%     13%
--------------------------------------------------------------------            ----------------------------------------------
Cash and cash equivalents       342      291     18%        1,051               Euro                              14%     18%
--------------------------------------------------------------------            ----------------------------------------------
Net debt                      5,588    5,641     (1%)       4,679               British pound                     14%      0%
--------------------------------------------------------------------            ----------------------------------------------
                                                                                Other                              1%      1%
--------------------------------------------------------------------            ----------------------------------------------
Interest expense                 98       94      4%           84
--------------------------------------------------------------------            ----------------------------------------------
Preferred dividends(2)            0      (2)                    0
--------------------------------------------------------------------            Interest rate
Interest coverage               6.8      5.3                  6.7
--------------------------------------------------------------------            ----------------------------------------------
Net debt/EBITDA                 2.2      2.7                  1.9               Fixed                             62%     61%
--------------------------------------------------------------------            ----------------------------------------------
                                                                                Variable                          38%     39%
--------------------------------------------------------------------            ----------------------------------------------

In millions of US dollars, except ratios, which are calculated for the last-twelve-month period.


Other developments

During the quarter we successfully completed the syndication of the underwriting phase for the funds required for the acquisition of RMC; 29 banks participated, and the oversubscription rate was two times. The average borrowing rate of this facility is LIBOR plus 1%.

---------

(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2) Prior to 2004, according to Mexican accounting rules existing at that time, the outstanding balance of preferred equity and capital securities was recognized in the minority interest of stockholders' equity, and its corresponding preferred dividend in the minority interest of net income. Effective January 1, 2004, resulting from a new regulation under Mexican GAAP, the approximately US$66 million balance of preferred capital securities was treated as a liability during 2004, and not as a minority interest, and its preferred dividend is treated as financial expense. During November 2004 we exercised an option to liquidate the remaining balance of capital securities.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 2
US dollar translation methodology, and other important disclosures.

Equity-Related Information                                        [LOGO OMITTED]
================================================================================

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding             1,695,108,713
--------------------------------------------------------------------------------

   Exercise of stock options not hedged                               1,574,660
   Less increase (decrease) in the number of CPOs held in
     subsidiaries                                                      (809,592)

End-of-quarter CPO-equivalent units outstanding                   1,697,492,965
--------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee stock-option plans

As of December 31, 2004, directors, officers, and other employees under our employee stock-option plans had outstanding options to acquire 165,192,657 CEMEX CPOs. The total amount of CPOs underlying options in these programs is equivalent to 9.7% of our total CPOs outstanding. However, as 97.9% of the total options outstanding are hedged through equity forward agreements, only the remaining 2.1% will dilute existing shares when exercised.


Derivative Instruments
================================================================================

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, and options in order to execute its corporate financing strategy and to hedge its stock-option plans and other equity-related obligations.

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.


                                            Fourth quarter    Third quarter
                                            --------------    -------------
Notional amounts                             2004    2003          2004
---------------------------------------------------------------------------
Equity(1)                                   1,157   1,085         1,179
Foreign-exchange(2)                         6,016   2,893         5,953
Interest-rate                               2,118   2,224         2,120
---------------------------------------------------------------------------
Estimated aggregate fair market value          97   (233)         (197)
---------------------------------------------------------------------------

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.


Note: Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the rule, as they pertain to CEMEX, are presented when transactions are entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and are reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$192 million, arising from the fair market value recognition of its derivatives portfolio as of December 31, 2004. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

---------

(1) The aggregate weighted-average exercise price on December 31, 2004, for CEMEX's outstanding stock options was US$35.22 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity forward agreements put in place to hedge these stock options was US$35.03 per ADR.

(2) CEMEX has hedged the purchase price of the remaining 81.2% of RMC shares mainly through foreign-exchange derivative contracts in the amount of (pound)1,869 million. The purchase price under these contracts put in place in September and October of 2004 was not to exceed 1.795 US$/(pound). As of December 31, 2004 these contracts had a positive fair market value of US$126 million.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 3
US dollar translation methodology, and other important disclosures.

Other Activities                                                  [LOGO OMITTED]
================================================================================

Announcements related to the acquisition of RMC

January 6, 2005--CEMEX announced that whilst the European Commission had cleared the acquisition under the EC Merger regulation, clearance had not yet been received from the US antitrust authorities. Accordingly, the Court Hearing in the UK will be postponed from January 11, 2005. CEMEX remains confident that the necessary clearance will be obtained and expects that the Scheme will become effective during February 2005.

December 9, 2004--CEMEX announced that the European Commission cleared the acquisition under the EC merger regulation.

November 17, 2004--CEMEX announced that at a Court Meeting and an Extraordinary Meeting of RMC Shareholders in connection with he recommended acquisition by CEMEX of RMC, all the resolutions proposed received the overwhelming support of Shareholders. At a Court Meeting a majority in number of RMC Shareholders who voted (either in person or by proxy), representing 99.98% by value, voted in favor of the resolution to approve the Scheme. The resolution was accordingly passed. At the Extraordinary General Meeting the proposed resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority.

Terms used in the above-mentioned announcements shall have the same meanings as set out in the Scheme document dated 25 October 2004.

CEMEX announces expiration of its appreciation warrants and ADWs

On December 21, 2004, CEMEX announced that its appreciation warrants and American Depositary Warrants (ADWs), each representing five appreciation warrants, expired in accordance with their terms. Holders of appreciation warrants and ADWs received an appreciation value equal to US$2.041231 (or about MXN 22.84) per appreciation warrant (US$10.206154, or MXN114.21, per
ADW) less any applicable Mexican withholding tax. Appreciation warrant holders received their appreciation value in the form of CPOs. ADW holders received their appreciation value in the form of CEMEX American Depositary Shares
(ADSs).

Of the 103,790,945 appreciation warrants (including appreciation warrants represented by ADWs) originally issued, 9,240,194 appreciation warrants (including appreciation warrants represented by ADWs) were outstanding as of their expiration, due primarily to CEMEX's purchase of close to 90% of the outstanding appreciation warrants under a cash tender offer, which was consummated in January 2004 (the purchase price paid by CEMEX for the appreciation warrants and ADWs tendered in the offer was MXN8.10 per appreciation warrant and MXN40.50 per ADW), and several transactions between CEMEX and its subsidiaries and pension funds holding appreciation warrants. Accordingly, the total amount of appreciation value CEMEX paid in respect of the outstanding appreciation warrants and ADWs was approximately US$18,861,368.

CEMEX announces plans to divest US assets

On November 15, 2004, CEMEX announced that it had signed a letter of intent with Votorantim Cimentos LTDA for the sale of certain CEMEX assets in the Great Lakes region of the United States, subject to definitive documentation and the satisfaction of customary conditions precedent. Votorantim presented a nonbinding offer for the Charlevoix and Dixon-Marquette cement plants and other associated operating assets in the region.

CEMEX began evaluating alternatives to divest these assets at the beginning of 2004, after reviewing its strategic position in the United States. The potential transaction would be structured as a sale of assets valued at US$400 million. The transaction is expected to close in the first quarter of 2005. The proceeds will be used to either pay down debt or reduce the level of indebtedness required for the RMC acquisition.

Total production capacity of both cement plants is close to 2 million metric tons per year and represents about ten percent of the operating cash flow generation of our US business.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 4
US dollar translation methodology, and other important disclosures.

Operating Results--Mexico                                         [LOGO OMITTED]
================================================================================

Net sales were US$721 million, representing an increase of 9% versus fourth quarter 2003.

Domestic gray cement volume remained flat versus fourth quarter 2003, and increased 2% for the full year. Ready-mix volume increased 22% versus fourth quarter 2003 and rose 16% for the year. Cement and ready-mix demand during the year was driven mainly by government infrastructure spending and by low- and middle-income housing. Total mortgages awarded for the year represented an increase of about 2% versus 2003 levels. The self-construction sector remained flat for the year, as the moderate increase in the aggregate disposable income did not keep up with significant price increases of other building materials such as steel.

Average realized gray cement price decreased 5% in constant pesos, and decreased 1% in dollar terms, versus fourth quarter 2003. For the full year 2004, gray cement prices decreased 3% in both constant pesos and dollar terms versus 2003. In nominal terms, cement prices were up 2% during the year but were down in real terms as inflation reached 5% in 2004. The average ready-mix price decreased 1% in constant pesos and increased 3% in dollar terms compared with fourth quarter 2003. For the full year 2004, ready-mix prices decreased 1% in both constant pesos and dollar terms versus 2003.

The EBITDA margin decreased to 39.1% from 41.4% in fourth quarter 2003. The decrease of 2.1 percentage points was due mainly to a change in the product mix resulting from a higher proportion of ready-mix and multiproduct sales, and lower average prices.


United States
================================================================================

Net sales were US$503 million, representing an increase of 13% compared with fourth quarter 2003.

Domestic cement volume increased 5% versus fourth quarter 2003 and increased 9% for the full year versus 2003. Ready-mix volume increased 2% compared with fourth quarter 2003 and increased 8% in 2004 versus 2003. The combination of a strong construction market throughout the year and better-than-expected December weather led to the strong volume growth. The main drivers of demand during the year were the residential sector--driven mainly by a favorable interest-rate environment, as well as positive demographics and household formation--and the public sector. The industrial and commercial sector, which declined in 2003, made a strong recovery and grew in 2004.

The average realized cement price increased 11% versus fourth quarter 2003 and grew 5% for the full year, while the average ready-mix price increased 22% over the fourth quarter 2003 and also increased 11% for the full year.

The EBITDA margin increased to 25.8% from 22.3% in fourth quarter 2003. The increase of 3.5 percentage points was due mainly to higher cement and ready-mix volumes and higher cement prices, which were partially offset by higher fuel, import, and transportation costs.


Spain
================================================================================

Net sales were US$336 million, representing an increase of 22% versus fourth quarter 2003.

Domestic cement volume increased 5% over that of fourth quarter 2003 and grew 3% for the year. Ready-mix volume increased 6% in fourth quarter 2004 and rose 2% for the full year. The strength of the economy, combined with a robust construction sector during the year and better-than-expected weather in November and December, led to the increase in cement volumes. The residential sector was one of the main drivers of demand, with housing starts increasing at about 10% versus 2003 levels. Public-works spending remained an important component of cement consumption; the sector's primary catalyst continues to be Spain's infrastructure plan, which partially mitigated the slowdown in post-electoral spending during the year.

The average domestic cement price increased 4% in euros and 14% in dollar terms compared with fourth quarter 2003. For the full year, cement prices were 3% higher in euros and 13% higher in dollar terms versus 2003. The average ready-mix price increased 5% in euros and 15% in dollar terms versus fourth quarter 2003 and, for the full year, increased 5% in euros and 14% in dollar terms.

The EBITDA margin increased to 29.9% from 28.6% in third quarter 2003. The increase of 1.3 percentage points was due mainly to better cement and ready-mix volumes and prices.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 5
US dollar translation methodology, and other important disclosures.

Venezuela
================================================================================

Net sales were US$89 million, representing an increase of 6% versus fourth quarter 2003.

Domestic cement volume increased 9% in the fourth quarter and 20% for the year versus the same periods in 2003. Ready-mix volume decreased 1% compared with fourth quarter 2003 and increased 13% for the year. The main drivers of demand were the self-construction and commercial sectors, while government spending remained stable. Construction from the private sector is increasing as confidence in the economy recovers.

Export volume increased 27% compared with fourth quarter 2003 and increased 26% for the full year. Exports to North America and the Caribbean accounted for 77% and 23%, respectively, of CEMEX Venezuela's fourth-quarter exports.

Domestic cement prices decreased 10% in both constant bolivar and dollar terms compared with fourth quarter 2003. For the full year, cement prices were 12% lower in constant bolivars and 9% lower in dollar terms. The average ready-mix price increased 6% in both constant bolivar and dollar terms compared with fourth quarter 2003. For the full year, ready-mix prices were 2% lower in constant bolivars and 1% higher in dollar terms.

The EBITDA margin decreased to 43.0% from 45.5% in fourth quarter 2003. The decrease of 2.5 percentage points was due mainly to lower cement prices, higher transportation costs, and the extraordinary maintenance of one of our kilns.


Colombia
================================================================================

Net sales were US$63 million, representing an increase of 9% over fourth quarter 2003.

Domestic cement volume increased 9% in the fourth quarter versus the same quarter last year and in 2004 increased 8% versus 2003. Ready-mix volume decreased 5% in the quarter but increased 13% for the year. The main drivers of demand during the year were the commercial sector and, to a lesser extent, the residential sector. Public spending, which did not increase during the year, is now showing signs of recovery, with new projects underway in several regions of the country.

Average realized cement price decreased 18% in Colombian pesos and 6% in dollar terms versus fourth quarter 2003. For the full-year 2004, cement prices were 8% lower in Colombian pesos and 1% higher in dollar terms versus 2003. The average ready-mix price increased 6% in Colombian pesos and rose 21% in dollar terms versus fourth quarter 2003. For the full year, ready-mix prices were 8% higher in Colombian pesos and 19% higher in dollar terms versus 2003.

The EBITDA margin decreased to 52.0% from 59.7% in fourth quarter 2003. The decrease of 7.7 percentage points was due mainly to higher fuel costs and lower cement prices, which were partially offset by higher cement and ready-mix volumes and higher ready-mix prices.


Other Operations
================================================================================

Net sales for our Central American and Caribbean operations increased 7% versus fourth quarter 2003, reaching US$144 million. Domestic cement volume increased 3%, and ready-mix volume increased 5%, because all of our markets in the region, with the exception of the Dominican Republic, increased their cement and ready-mix volumes. For the full year, domestic cement volumes remained flat and ready-mix volume decreased 1% versus 2003.

In Egypt, net sales and EBITDA increased 18% and 16%, respectively, while domestic cement volume decreased 8%, versus fourth quarter 2003. Domestic cement prices increased 23% in Egyptian pound terms and 22% in dollar terms versus fourth quarter 2003. For the full year, cement volumes decreased 6% versus 2003. The decrease in cement volumes resulted from a slowdown in government infrastructure spending and a reduction in worker remittances due to political tension in the region. This decrease was partially offset by a more than 170 percent increase in exports versus 2003.

Our Asian operations increased their net sales by 10% compared with fourth quarter 2003. EBITDA was 180% higher during the quarter, due mainly to better prices in dollar terms. Domestic cement volume for the region decreased 5% for the quarter and 4% for the year, due mainly to lower volumes in the Philippines. Our weighted-average domestic cement prices in the region increased 16% during the quarter and 21% for the year in dollar terms versus the comparable periods in 2003. The EBITDA margin for the region increased 15 percentage points, to 24.7% from 9.7%, in fourth quarter 2003, due mainly to the strong recovery of cement prices and a reduction in SG&A expenses.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 6
US dollar translation methodology, and other important disclosures.


Consolidated Income Statement & Balance Sheet                     [LOGO OMITTED]
================================================================================


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                      January - December                       Fourth quarter
                                                  ---------------------------            ---------------------------
INCOME STATEMENT                                       2004            2003     % Var.      2004           2003      % Var.
------------------------------------------------------------------------------------------------------------------------------
Net Sales                                          8,149,360       7,164,384     14%      2,002,081       1,786,908     12%
Cost of Sales                                     (4,586,349)     (4,130,046)    11%     (1,138,727)     (1,029,487)    11%
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       3,563,011       3,034,338     17%        863,353         757,421     14%
Selling, General and
  Administrative Expenses                         (1,711,334)     (1,579,134)     8%       (449,020)       (415,859)     8%
-------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   1,851,677       1,455,204     27%        414,334         341,562     21%
      Financial Expenses                            (372,230)       (380,648)    (2%)       (98,027)        (93,723)     5%
      Financial Income                                23,421          16,691     40%          6,500           2,502    160%
      Exchange Gain (Loss), Net                      (23,565)       (171,589)   (86%)        37,836         (29,080)    N/A
      Monetary Position Gain (Loss)                  385,868         327,667     18%        101,957          90,424     13%
      Gain (Loss) on Marketable Securities           119,844         (59,570)    N/A        121,470         (24,649)    N/A
Total Comprehensive Financing (Cost) Income          133,339        (267,449)    N/A        169,738         (54,525)    N/A
      Other Expenses, Net                           (483,861)       (456,737)     6%       (192,032)       (187,672)     2%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     1,501,155         731,017    105%        392,039          99,365    295%
Income Tax                                          (183,451)        (89,612)   105%        (51,949)        (13,301)   291%
Employees' Statutory Profit Sharing                  (29,637)        (16,989)    74%        (21,846)         (9,148)   139%
Total Income Tax & Profit Sharing                   (213,088)       (106,601)   100%        (73,795)        (22,448)   229%
-------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  1,288,067         624,416    106%        318,244          76,917    314%
Participation in Unconsolidated Subsidiaries          40,061          34,768     15%         13,793          17,346    (20%)
Consolidated Net Income                            1,328,128         659,184    101%        332,037          94,262    252%
Net Income Attributable to Min. Interest              20,932          30,412    (31%)        (2,347)          2,929    N/A
MAJORITY INTEREST NET INCOME                       1,307,196         628,772    108%        334,384          91,333    266%
-------------------------------------------------------------------------------------------------------------------------------

EBITDA                                             2,538,260       2,108,028     20%        581,752         508,524     14%
Earnings per ADR                                        3.93            1.99     97%           0.99            0.28    250%
-------------------------------------------------------------------------------------------------------------------------------


                                                        As of December 31
                                                   --------------------------
BALANCE SHEET                                          2004            2003      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                       17,380,871      16,015,780      9%
     Cash and Temporary Investments                   342,327         291,382     17%
     Trade Accounts Receivables                       427,986         469,534     (9%)
     Other Receivables                                454,613         404,217     12%
     Inventories                                      632,569         594,580      6%
     Other Current Assets                              94,145          66,684     41%
Current Assets                                      1,951,640       1,826,396      7%
Fixed Assets                                        9,613,453       9,265,408      4%
Other Assets                                        5,815,778       4,923,975     18%
------------------------------------------------------------------------------------------
Total                                               9,161,228       9,249,638     (1%)
Liabilities
Current                                             2,412,362       2,829,344    (15%)
Liabilities
Long-Term Liabilities                               4,886,847       4,536,828      8%
Other                                               1,862,019       1,883,465     (1%)
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                   8,219,644       6,766,142     21%
Stockholders' Equity Attributable
  to Minority Interest                                388,930         531,965    (27%)
Stockholders' Equity Attributable
  to Majority Interest                              7,830,714       6,234,177     26%
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 7
US dollar translation methodology, and other important disclosures.


CONSOLIDATED INCOME STATEMENT & BALANCE SHEET                     [LOGO OMITTED]
================================================================================

CEMEX S.A. DE C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of december 31, 2004 except per ADR amounts)

                                                    January - December                            Fourth quarter
                                               -----------------------------               ----------------------------
INCOME STATEMENT                                   2004            2003        % VAR.          2004            2003        % VAR.
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                        90,783,871      85,552,604      6%          22,303,180      21,338,139      5%
Cost of Sales                                  (51,091,932)    (49,318,437)      4%        (12,685,422)    (12,293,488)      3%
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                     39,691,939      36,234,167     10%           9,617,758       9,044,652      6%
Selling, General and Administrative Expenses   (19,064,262)    (18,857,031)      1%         (5,002,077)     (4,965,933)      1%
---------------------------------------------------------------------------------------------------------------------------------
Operating Income                                 20,627,677      17,377,136     19%           4,615,681       4,078,718     13%
      Financial Expenses                        (4,146,639)     (4,545,457)     (9%)        (1,092,019)     (1,119,177)     (2%)
      Financial                                     260,910         199,312     31%              72,416          29,883     142%
Income
      Exchange Gain (Loss), Net                   (262,511)     (2,049,013)    (87%)            421,496       (347,259)     N/A
      Monetary Position Gain (Loss)               4,298,565       3,912,795     10%           1,135,803       1,079,791      5%
      Gain (Loss) on Marketable Securities        1,335,066       (711,350)     N/A           1,353,181       (294,344)     N/A
Total Comprehensive Financing (Cost) Income       1,485,392     (3,193,713)     N/A           1,890,877       (651,105)     N/A
      Other Expenses, Net                       (5,390,207)     (5,454,070)     (1%)        (2,139,241)     (2,241,059)     (5%)
---------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                   16,722,862       8,729,353     92%           4,367,316       1,186,555     268%
Income Tax                                      (2,043,642)     (1,070,096)     91%           (578,716)       (158,830)     264%
Employees' Statutory Profit Sharing               (330,158)       (202,872)     63%           (243,361)       (109,234)     123%
Total Income Tax & Profit Sharing               (2,373,799)     (1,272,968)     86%           (822,077)       (268,064)     207%
---------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                14,349,062       7,456,385     92%           3,545,239         918,491     286%
Participation in Unconsolidated Subsidiaries        446,281         415,179      7%             153,650         207,131    (26%)
Consolidated Net Income                          14,795,344       7,871,565     88%           3,698,890       1,125,622     229%
Net Income Attributable to Min. Interest            233,184         363,164    (36%)           (26,145)          34,975     N/A
Majority Interest Net Income                     14,562,160       7,508,401     94%           3,725,035       1,090,648     242%
---------------------------------------------------------------------------------------------------------------------------------

EBITDA                                           28,276,216      25,172,758     12%           6,480,712       6,072,479      7%
Earnings Per ADR                                      43.74           22.42     95%               10.98            3.17     246%
---------------------------------------------------------------------------------------------------------------------------------


                                                     As of December 31
                                                ---------------------------
BALANCE SHEET                                      2004            2003        % VAR.
-------------------------------------------------------------------------------------
Total Assets                                    193,622,905     191,250,451      1%
     Cash and Temporary Investments               3,813,520       3,479,499     10%
     Trade Accounts Receivables                   4,767,767       5,606,880    (15%)
     Other Receivables                            5,064,388       4,826,903      5%
     Inventories                                  7,046,813       7,100,107     (1%)
     Other Current Assets                         1,048,779         796,295     32%
Current Assets                                   21,741,268      21,809,685     (0%)
Fixed Assets                                    107,093,867     110,641,723     (3%)
Other Assets                                     64,787,770      58,799,043     10%
-------------------------------------------------------------------------------------
Total Liabilities                               102,056,075     110,453,401     (8%)
Current Liabilities                              26,873,711      33,786,264    (20%)
Long-Term Liabilities                            54,439,471      54,175,974      0%
Other Liabilities                                20,742,892      22,491,163     (8%)
-------------------------------------------------------------------------------------
CONSOLIDATED STOCKHOLDERS' EQUITY                91,566,830      80,797,050     13%
Stockholders' Equity Attributable to Minority
  Interest                                        4,332,680       6,352,400    (32%)
Stockholders' Equity Attributable to Majority
  Interest                                       87,234,150      74,444,650     17%
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S.      Page 8
Dollar translation methodology and other important disclosures.


Operating Summary per Country                                     [LOGO OMITTED]
================================================================================

In thousands of U.S. dollars

                                               January - December                          Fourth quarter
                                              ---------------------                    -----------------------
NET SALES                                       2004         2003           % Var.        2004         2003       % Var.
--------------------------------------------------------------------------------------------------------------------------
Mexico                                        2,920,055   2,628,544           11%        720,645       663,625       9%
U.S.A.                                        1,959,174   1,718,265           14%        503,260       445,625      13%
Spain                                         1,358,543   1,195,432           14%        336,071       275,068      22%
Venezuela                                       350,301     318,894           10%         88,946        83,840       6%
Colombia                                        263,199     217,234           21%         62,655        57,323       9%
Egypt                                           190,734     132,288           44%         46,503        39,300      18%
Central America & the Caribbean region          661,724     562,301           18%        144,310       134,731       7%
Asia region                                     201,228     187,204            7%         49,633        45,273      10%
--------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations            244,401     204,222           20%         50,058        42,123      19%
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                         8,149,360   7,164,384           14%      2,002,081     1,786,908      12%
--------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
--------------------------------------------------------------------------------------------------------------------------
Mexico                                        1,657,077   1,516,616            9%        399,685       381,105       5%
U.S.A.                                          658,869     549,817           20%        180,107       152,212      18%
Spain                                           503,246     425,234           18%        127,821        98,792      29%
Venezuela                                       160,004     148,358            8%         38,546        39,446      (2%)
Colombia                                        160,547     121,124           33%         35,519        34,454       3%
Egypt                                            99,651      60,491           65%         23,931        20,350      18%
Central America & the Caribbean region          231,944     179,995           29%         44,261        45,324      (2%)
Asia region                                      83,253      53,657           55%         20,466        14,453      42%
--------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              8,420     (20,955)          N/A         (6,982)      (28,714)    (76%)
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                         3,563,011   3,034,338           17%        863,353       757,421      14%
--------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
--------------------------------------------------------------------------------------------------------------------------
Mexico                                        1,105,934   1,023,738            8%        242,583       237,487       2%
U.S.A.                                          302,707     219,998           38%         87,350        59,331      47%
Spain                                           331,522     255,770           30%         78,953        53,904      46%
Venezuela                                       109,517     103,465            6%         25,346        26,361      (4%)
Colombia                                        120,087      87,750           37%         24,943        25,011      (0%)
Egypt                                            57,613      28,611          101%         12,123         8,708      39%
Central America & the Caribbean region          148,842      97,073           53%         22,446        23,800      (6%)
Asia region                                      29,479     (11,815)          N/A          6,950        (3,106)     N/A
--------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           (354,025)   (349,386)           1%        (86,359)      (89,934)     (4%)
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                         1,851,677   1,455,204           27%        414,334       341,562      21%
--------------------------------------------------------------------------------------------------------------------------

EBITDA
--------------------------------------------------------------------------------------------------------------------------
Mexico                                        1,263,745   1,166,338            8%        281,814       274,875       3%
U.S.A.                                          462,189     369,937           25%        129,653        99,286      31%
Spain                                           417,973     339,055           23%        100,396        78,635      28%
Venezuela                                       158,127     152,680            4%         38,254        38,110       0%
Colombia                                        152,101     129,597           17%         32,593        34,197      (5%)
Egypt                                            87,147      57,844           51%         18,886        16,284      16%
Central America & the Caribbean region          186,623     133,699           40%         31,969        33,426      (4%)
Asia region                                      54,937      19,265          185%         12,241         4,377     180%
--------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           (244,582)   (260,386)          (6%)       (64,056)      (70,666)     (9%)
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                         2,538,260   2,108,028           20%        581,752       508,524      14%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 9
US dollar translation methodology, and other important disclosures.


Operating Summary per Country                                     [LOGO OMITTED]
================================================================================


As a percentage of net sales

                                                     January - December            Fourth quarter
                                                  -------------------------    ----------------------
OPERATING INCOME MARGIN                              2004         2003            2004        2003
-----------------------------------------------------------------------------------------------------
Mexico                                               37.9%        38.9%           33.7%       35.8%
U.S.A.                                               15.5%        12.8%           17.4%       13.3%
Spain                                                24.4%        21.4%           23.5%       19.6%
Venezuela                                            31.3%        32.4%           28.5%       31.4%
Colombia                                             45.6%        40.4%           39.8%       43.6%
Egypt                                                30.2%        21.6%           26.1%       22.2%
Central America & the Caribbean region               22.5%        17.3%           15.6%       17.7%
Asia region                                          14.6%       (6.3%)           14.0%       (6.9%)
-----------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                  22.7%        20.3%           20.7%       19.1%
-----------------------------------------------------------------------------------------------------


EBITDA MARGIN
-----------------------------------------------------------------------------------------------------
Mexico                                               43.3%        44.4%           39.1%       41.4%
U.S.A.                                               23.6%        21.5%           25.8%       22.3%
Spain                                                30.8%        28.4%           29.9%       28.6%
Venezuela                                            45.1%        47.9%           43.0%       45.5%
Colombia                                             57.8%        59.7%           52.0%       59.7%
Egypt                                                45.7%        43.7%           40.6%       41.4%
Central America & the Caribbean region               28.2%        23.8%           22.2%       24.8%
Asia region                                          27.3%        10.3%           24.7%        9.7%
-----------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                  31.1%        29.4%           29.1%       28.5%
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 10
US dollar translation methodology, and other important disclosures.


Volume Summary                                                    [LOGO OMITTED]
================================================================================

Consolidated volume summary

Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                                January - December                        Fourth quarter
                                                ------------------                      -------------------
                                                 2004       2003       % Var.             2004       2003     % Var.
--------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                      65,758     64,650        2%              16,266     16,273      0%
Consolidated ready-mix volume                   23,893     21,669       10%               5,993      5,460     10%
--------------------------------------------------------------------------------------------------------------------


Per-country volume summary

                                               January - December       Fourth quarter
                                               ------------------       --------------       Fourth quarter 2004 Vs.
DOMESTIC CEMENT VOLUME                           2004 Vs. 2003           2004 Vs. 2003         Third quarter 2004
--------------------------------------------------------------------------------------------------------------------
Mexico                                                2%                      0%                      0%
U.S.A.                                                9%                      5%                     (14%)
Spain                                                 3%                      5%                     (4%)
Venezuela                                            20%                      9%                      6%
Colombia                                              8%                      9%                      4%
Egypt                                                (6%)                    (8%)                    (13%)
Central America & the Caribbean region                0%                      3%                     (6%)
Asia Region                                          (4%)                    (5%)                    (6%)
--------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
--------------------------------------------------------------------------------------------------------------------
Mexico                                               16%                     22%                      3%
U.S.A.                                                8%                      2%                     (9%)
Spain                                                 2%                      6%                     (4%)
Venezuela                                            13%                     (1%)                    (11%)
Colombia                                             13%                     (5%)                    (12%)
Central America & the Caribbean region               (1%)                     5%                     (8%)
Asia Region                                          N/A                     N/A                      N/A
--------------------------------------------------------------------------------------------------------------------


EXPORT CEMENT VOLUME
--------------------------------------------------------------------------------------------------------------------
Mexico                                               37%                     82%                      4%
Spain                                               (23%)                   (20%)                    (2%)
Venezuela                                            26%                     27%                      3%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 11
US dollar translation methodology, and other important disclosures.


Price Summary                                                     [LOGO OMITTED]
================================================================================


US Dollars

                                               January - December       Fourth quarter
                                               ------------------       --------------       Fourth quarter 2004 Vs.
DOMESTIC CEMENT VOLUME                           2004 Vs. 2003           2004 Vs. 2003         Third quarter 2004
--------------------------------------------------------------------------------------------------------------------
Mexico                                               (3%)                    (1%)                    (1%)
U.S.A.                                                5%                     11%                      3%
Spain                                                13%                     14%                      8%
Venezuela                                            (9%)                   (10%)                     0%
Colombia                                              1%                     (6%)                   (13%)
Egypt                                                 28%                    22%                      3%
Central America & the Caribbean region (2)            7%                      3%                     (3%)
Asia Region (2)                                       21%                    16%                      3%
--------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
--------------------------------------------------------------------------------------------------------------------
Mexico                                               (1%)                     3%                      2%
U.S.A.                                               11%                     22%                      7%
Spain                                                14%                     15%                     11%
Venezuela                                             1%                      6%                      7%
Colombia                                             19%                     21%                      4%
Central America & the Caribbean region (2)            5%                      5%                      1%
--------------------------------------------------------------------------------------------------------------------


Local Currency

                                               January - December       Fourth quarter
                                               ------------------       --------------       Fourth quarter 2004 Vs.
DOMESTIC CEMENT VOLUME                           2004 Vs. 2003           2004 Vs. 2003         Third quarter 2004
--------------------------------------------------------------------------------------------------------------------
Mexico (1)                                           (3%)                    (5%)                    (4%)
U.S.A.                                                5%                     11%                      3%
Spain                                                 3%                      4%                     (0%)
Venezuela (1)                                       (12%)                   (10%)                    (3%)
Colombia                                             (8%)                   (18%)                   (16%)
Egypt                                                32%                     23%                      3%
Central America & the Caribbean region (2)           N/A                     N/A                     N/A
Asia Region (2)                                      N/A                     N/A                     N/A
--------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
--------------------------------------------------------------------------------------------------------------------
Mexico (1)                                           (1%)                    (1%)                    (1%)
U.S.A.                                               11%                     22%                      7%
Spain                                                 5%                      5%                      3%
Venezuela (1)                                        (2%)                     6%                      4%
Colombia                                              8%                      6%                     (1%)
Central America & the Caribbean region (2)           N/A                     N/A                     N/A
--------------------------------------------------------------------------------------------------------------------

---------

1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of December 31, 2004.

2)   Volume weighted-average price.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 12
US dollar translation methodology, and other important disclosures.

Definition of Terms and Disclosures                               [LOGO OMITTED]
================================================================================

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2004, third quarter 2004, and fourth quarter 2003 are 11.14, 11.38, and 11.24 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between December 31, 2003, and December 31, 2004, was 6.24%.

Per-country figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Each country's figures presented in US dollars as of December 31, 2004, and December 31, 2003, can be converted into its original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert December 31, 2003, US-dollar figures for Mexico and Venezuela to constant Mexican pesos and bolivars, respectively, as of December 31, 2004, it is necessary to first convert the December 31, 2003, US-dollar figure to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation-rate factor provided in the table below.

                         December 31
                      -----------------
Exchange rate          2004        2003             Inflation-rate factor
-------------------------------------------------------------------------
Mexico                11.14       11.24                    3.054
Spain                  0.74        0.79
Venezuela             1,920       1,600                    1,192
Colombia              2,390       2,778
Egypt                  6.10        6.18
-------------------------------------------------------------------------

Amounts provided in units of local currency per US dollar.

The Central America and Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, and Puerto Rico as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand, and Bangladesh.


Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items (net other expenses less non-operating asset disposals).

Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Equity obligations for the year 2003 equaled the outstanding US$650 million of preferred equity and US$66 million of capital securities. Effective January 1, 2004, the remaining US$66 million of capital securities will be treated as a liability during 2004.

Net debt equals total debt plus equity obligations minus cash and cash equivalents.

Interest coverage is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms).

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms).

Capitalization ratio is calculated by dividing total debt by the sum of total debt and consolidated stockholders' equity.


Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 339.2 million for fourth quarter 2004, 332.9 for full year 2004, 323.9 million for fourth quarter 2003, and 315.2 million for full year 2003.

--------------------------------------------------------------------------------
                                                                         Page 13